July 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	NeuroBo Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-280865
Acceleration Request

Requested Date:                          July 24, 2024

Requested Time:                         5:00 P.M. Eastern Time

Ladies and Gentlemen:

 In accordance with Rule 461 under the Securities Act of 1933, as amended, NeuroBo Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-280865) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Phillip Torrence and Josh Damm of Honigman LLP, counsel to the Company, to make such request on its behalf.

 Please confirm the effectiveness of the Registration Statement with Phillip Torrence of Honigman LLP by telephone at (269) 337-7702 or Josh Damm of Honigman LLP by telephone at (313) 465-7714.

Sincerely,
NeuroBo Pharmaceuticals, Inc.

/s/ Hyung Heon Kim
Hyung Heon Kim
President, Chief Executive Officer and Director

cc:	Marshall Woodworth, Chief Financial Officer
NeuroBo Pharmaceuticals, Inc.

Phillip D. Torrence, Esq.
Joshua W. Damm, Esq.
Samuel Katz, Esq.
Honigman LLP

NeuroBo Pharmaceuticals, Inc.

545 Concord Avenue, Suite 210

Cambridge, MA 02138

857.702.9600